

1-646-233-4164

August 5, 2009

Edwin Kim, Esq.
Division of Corporation Finance
United States Security and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Form 1-A Amendment No 8
    File No. 24-10228

Dear Mr. Kim,

I would like to personally thank you on behalf of the Company for the time, effort and guidance you have provided through your comments. They have greatly assisted us in our effort to modify and clarify our document to meet the requirements of Form 1-A.

The changes to the financial statements of this resubmission are not material, but they have been updated to accurately reflect all transactions from the pre-merger Company's inception through March 31, 2009. They are now in accordance with GAAP and the Form 1-A guidelines. These financials were prepared by James Stearrett, who began working on them in April 2009 and who then officially joined the Company as Chief Financial Officer on July 7, 2009. Jesse Schraft resigned that position on amicable terms with the Company to pursue other interests.

There have been some significant changes to the document since our last submission, both in format of the document itself, as well as changes due to material events. Most notably, I have reconstructed the BUSINESS AND PROPERTIES section, inserting questions 3(a) through 3(k) in accordance with the Form 1-A instruction guidelines. Any direct clarifications, changes or answers to your comments about this section are addressed in the RESPONSES TO YOUR COMMENTS following this cover letter.

Also, please note that the two Preferred Shares that had been outstanding have since been rescinded by the Board and agreed to by the share holders of those shares. Because the shares were outstanding as of the ending period of March 31, 2009, they are reflected in the

Financial Statements; however, the rescission is noted on the bottom of Pg. 46 & 49, and in Material Subsequent Events on Pg.52, No. 13.

And lastly, the Company received an invoice in the amount of $100,000 in July 2009, and the Officers of the Company have provided the issuers with a security agreement against said invoice (see Pg. 43 question 39c).

Respectfully, please find our responses to all your comments following this cover letter. We have listed each one of your comments with the corresponding numbers from your June letter, and answered each accordingly. Note that comment #1 of your June letter refers to many comments from your February letter that we failed to answer previously. Each of the February comments that you restated in item 1 of the June letter, we listed below as "1"followed by the corresponding number from the February letter (i.e. 1(1), 1(4), 1(6) etc.

We are confident that the format in which have responded – providing cross reference page numbers, question numbers and Exhibit numbers -- will assist you in quickly reviewing our changes to the document. With regards, I remain;

Sincerely,
INICIA INCORPORATED

Bruce T. Dugan
Chief Executive Officer

RESPONSES TO YOUR COMMENTS

1. (Reissue of comments and their respective answers from the February 24, 2009 letter as restated in the June 10th letter.)

    (1) - We have revised the document to adhere to Form 1-A in its entirety.

    (4) - Revised, please review *FAILURE TO FILE EXCHANGE ACT REPORTS* on page 11.

    (6) - The common shares held by Elgin shareholders were issued by the predecessor management no less than five or more years prior to the Shell purchase of July 30, 2008, (and in accordance with said court order the preferred shares, and all common and preferred *"conversion rights"* were cancelled and extinguished, not the common shares issued. Therefore, those previously issued shares remain valid and outstanding. (Please see ques. 36 on Pg 42 and Exhibit 15a).

    (9) - All references to escrow have been eliminated

    (10) - Indicated on page 43, after 39(c) under *NOTE*, Mr. Krome served as sole officer and director after the purchase of the Elgin shell on July 30, 2008. In accordance with the merger agreement dated September 23, 2008, on October 8, 2008 he then elected Bruce T. Dugan as Chairman of the Board and resigned both his positions as officer and director. He now serves solely in the capacity of Corporate Counsel.

    (15) – ITEM 1 (d) and (e) (Pgs 3 & 4) have been revised to correctly reflect the record and

beneficial owners of common stock. Note that on June 5, 2009, in the best interests of the Company, the preferred shares were rescinded by a Board resolution and agreed to by all the preferred shareholders involved.

(17) - Revised on page 4 ITEM 4b, as well as #24 on Pg 37 to indicate "by any or all of the Officers and/or Directors to any and all potential investors."

(18) - "Through the Directors" has been changed to "Offering will be offered by any or all of the Officers and/or Directors to any and all potential investors."

(20) - References to *Use of Proceeds* #s9 and 10, as well as *RISK FACTORS* Pg 8 have been inserted the cover page of Part II, page 6 after TOTAL PROCEEDS per your instructions.

(21) - The Part II cover page (Pg 6) has been reformatted to fit on one page.

(23) - The Exhibit Index has been moved to Part III on page 56

(24) - Revised using 1, 2, 3 instead of 3.1, 3.2 3.3 etc.

(25) - Legality Letter is now Exhibit #11

(26) - A clearer copy of the By Laws are attached see exhibit #2

(37) - Revised to include *Note* on Pg 25 following **3(c).**

(43) - Revised to include 3(e) on Pg 28 - 3(k) on Pg 29 in accordance with the Form 1-A guidelines.

(52) - The Company will not qualify for NASDAQ now or in the foreseeable future, thus the language has been revised on page 10 under Broker Dealers Sale of Shares

(53) - "Other applicable state securities laws" has been deleted, see page 13 *Compliance with Securities Laws*.

(54) - Revised in *Placement Agent*, deleting mention of broker dealers. See page 13.

(56) - There were plans for Larry Schulze, VP of online publications, to relocate to Miami, Florida, however, that has not happened to date; he still resides and operates from the Harrison, Arkansas address listed in the document. Thus, all references to Miami Florida have been deleted.

(69) - Revised #25 on Pg 37 to N/A, as this Offering Statement is not limited to any special group.

2. There is currently one class of Common and one class of preferred shares, and this has now been clarified throughout the document. In *Control By Management* (on Pg 12), the intent was to say that management would have voting majority, not that the shareholders have, or would have non-voting shares. As such, the wording has been revised, and the voting rights language is now consistent throughout the document (See Pg. 51 *Rights and Privileges)*. The 17,238,300 outstanding common shares referenced were issued to shareholders of Elgin Technologies Inc under the symbol ELGN by the predecessor management no less than 5 years or more prior to the September 23, 2008 merger between Inicia-Elgin (See *NOTE #1* on Pg 35 and bottom of Pg 49), and the 84,000,000 was issued in exchange for the 1,500 pre merger shares of Inicia, clarified on Pg. 32 (also see Note 2 on Pg 35).

3. On June 5, 2008 the Board signed a resolution to rescind the two outstanding preferred shares that were previously issued by the predecessor Board of Directors, and this rescission was

accepted by and agreed to by Keystone Capital Resources LLC and New Century Capital Consultants Inc. (See Exhibit 15d). As such, there are currently no outstanding preferred shares of any kind, however, these shares are reflected in the F/S as they were outstanding as of the March 31, 2009 Financial Statement. The rescission of those shares is addressed under *Material Events* on Pg. 29 and in Notes to F/S Pg. 52 Material Subsequent Events (No. 13).

4. There are only two classes of authorized shares: Common and Preferred. Within each group there is only one class each, though, as previously noted in #3 above, there were preferred outstanding as of the March 31, 2009 Financial Statement ending period , but there were thereafter rescinded and there are currently no preferred shares outstanding as of this filing date.

5. There are no current promoters, and we have now revised to list all the affiliates on Pg 4.

6. In accordance with the merger agreement of September 23, 2008, the Company exchanged 84,000,000 common shares for 1,500 Inicia closely held pre-merger shares, as identified on Pgs 4&5 (See ITEM 5), Pgs 31&32 (See 7(b)), and Pg 35 (See Note #2). The exemptions for the unregistered securities listed in ITEM 5(a) are answered in ITEM 5(c) and are pursuant to Regulation D and section 4(2) of the Securities Act.

7. As stated in question 1 of the February letter, (listed as 1(25) above), see Exhibit 11.

8. The document now refers, in all regards, to the ending period March 31, 2009. Also, the language "no prior public market" has been revised to say "limited trading activity" under the section *Limited Public Market Activity; Volatility of Stock Market* - see page 10.

9. The language has been revised to clarify which products and services actively generate revenues as opposed to those that are anticipated to be completed and launched with proceeds realized from this Offering: beginning with 3(a) on Pg 14 and continuing through question 3(B) beginning on Pg. 16. Our *Use of Proceeds* section clearly states the amounts of money earmarked for general overhead, professional fees and planned projects. Furthermore, we state in (4b) on Pg 30 the consequences of missing our stated goals and milestones.

10. 4(a) has been inserted on page 30

11. We have revised language to disclose that these are "nonbinding verbal discussions" and there is no assurance that agreeable terms or a final agreement will consummated (see Pg 17 and 18, *Sports & Law*, and *Changing,* and Pg. 19 - *Communities Owned by Others that the Company wishes to joint venture with*).

12. We have revised this section, but still include text explaining the larger marketplace under the heading *General Market Overview of the Internet's Impact on the Media and Entertainment Industry* (Pg 20) as a precursor to question 3(c), which we believe will benefit the reader in better understanding where the Company's niche target markets fall, and how they are impacted by the larger trends in the online media space. Our specific niche markets are then explained in detail (immediately following the aforementioned) on a division by division basis in direct response to question 3 c (Pg. 21).

13. We have revised the Mix Lab description to say that "After scanning the Internet, although there are sites that focus on music engineering, management believes that none have the breadth or scope of Mix Lab, although no assurance can be given that this is the case.

14. " For the other two sites www.tglife.com and Expat 360, both planned for official launch within the immediate future, we describe who the main competitors are, whether they are commercial ventures, and how we plan to compete with them. Beyond the three sites

mentioned, we revised the language to clarify that because of the fast changes occurring in the Internet space we refrain from speculation at this time, but will conduct a full market assessment for these future planned sites [to establish existing and potential competition, our plan of promotion and overall chance of success] following the launch and promotion of TGLIFE.com, Expat 360 and the Mix Lab. See second paragraph on page 23.

14 **15.** We have inserted a section called *Communities Owned by Others that the Company Wishes To Join Venture with*, and the sites listed below it now have been revised to clarify the status of negotiations and that no assurance can be given that any finalized agreements will be reached. See page 19.

15 **16.** We have updated ITEM 5 page 5, and #7(b) on Pg 32, to disclose the issuance of all unregistered securities.

16 **17.** In regard to Mr. Delfino, we acknowledge an error in posting the $2,104 as deferred pay, and have adjusted it [and the subsequent additional monies loaned to the Company by him in the amount of $5,039]. All outstanding loans by him – and others – are now correctly classified in the financial statements as loans (Pg. 46). Additionally we have revised #10(d) on Pg. 34 accordingly.

17 **18.** #13 "Capitalization" on Pg 34 has been revised to conform to the guidelines of Form 1-A, and as such the inconsistencies you reference have been deleted.

18 **19.** To clarify the understanding of the 1,500 pre-merger Inicia shares and the 84,000,000 post merger shares, we have revised the Note #2 on page 35. Note 2 accurately reflects the exchange and distribution of those shares. We have also corrected a typo error on our part in that "Zimmer" should have been "Zimbler" and that error has been corrected.

19 **20.** There is only one class of preferred stock, of which, as previously stated, there are now 0 shares outstanding, and we believe the language throughout is now consistent to clarify this, specifically on Pg. 46 (bottom of page), Pg. 35 in the disclaimer following Class *of Preferred Shares*: 1,000,000 authorized 2 outstanding that says (as of March 31, 2009 until rescinded on June 5, 2009. As of this filing there are 0 shares outstanding) and Pg. 51 (see *Rights and Privileges of Stock*)

20 **21.** Language has been revised to delete any references made to "Non Voting" Stock as non-voting shares of common stock do not exist. The terms of the common stock, including par value and voting rights can be found on page 51 (*Rights and Privileges of Stock*), and referenced under the Capitalization section on page 34.

21 **22.** Revised: #24 page 37

22 **23.** We have revised -- in accordance with the guidelines of Form 1-A – to combine the Officer and Director biographies and the text you reference has been deleted (See #32(c) Pg. 41).

23 **24.** We have revised Pg 43 and inserted the NOTE just above question 37.

24 **25.** The table for No. 37 on Pg. 43 has been revised to show all Officers and Directors individually and then as a group, and shareholders of 10% or greater, in accordance with the guidelines in the instructions to Form 1_A. Of the approximate 217 shareholders that received their stock through the predecessor management of the Company (no less than 5 years before the merger of Sept 23, 2008), they range from as little as 100 shares to as much as 2.5 million shares, which is still well below the required 10% holding to be listed in table 37. Therefore, those aggregate holders of 17,238,300 have not been included in table No.37.

25 26. As noted prior, the two preferred shares, one of which was held by New Century Capital Consultants Inc. has been rescinded, and therefore New Century is no longer listed as an affiliate. However, Mr. Apolant is now noted as the control person on Pg. 5.

26 27. Please see revision of questioned #42 on Pg. 44

27 28. Please see revised Statement of Income and Loss on Pg. 47 and also see #2 of Notes to Financial Statements on Pg. 50.

28 29. Please see revised Statements of Cash Flows on Pg. 48

29 30. Please see revised Statements of Changes in Shareholders' Equity (and accompanying notes) on page 49.

30 31. Please see revised Statements of Changes in Shareholders' Equity on Pg. 49.

31 32. Please see revised Statements of Changes in Shareholders' Equity on Pg. 49.

32 33. The 17,238,300 outstanding shares were issued to ELGN shareholders by the predecessor management no less than five years prior to the purchase of the Shell Purchase of July 30, 2008, and was not part of the merger agreement of September 23, 2008. The 1,500 pre-merger Inicia shares were exchanged in accordance with the Merger Agreement (See Exhibit 15b) and the Correction Certificate of Merger (filed with the State of DE, see Exhibit 15f) for 84,000,000 of post merger common shares of the Company (See Pgs. 32 & 49). This is considered a reverse merger because management of the PRE-merger Inicia took control of the Company post merger (with appointment to all the Board seats and Officer Positions, as described in *History* on Pg 14. Moreover, the current Management holds the majority of outstanding common shares. To support our analysis of SFAS 141 (see Pg. 29 subheading (k) Material Events, as well as the *History* referred to above).

33 34. Please see revised in #5 on Pg. 50.

34 35. Revision in # 7 (Pg 51) and in Balance Sheet (Pg. 46) now reflects the correct information

35 36. Please see revision in #8 on Pg. 51.

36 37. See our revised notes in # 14 on Pg. 52.

37 38. All work done in 2007 and 2008 were completed and collected within that fiscal year so there were no deferred revenues. Moreover, in 2007 and 2008 we only accepted a few third party contract jobs and they were for substantial companies and thus we waived upfront fees to secure the work. As for ad revenue, while we do collect it up front, it is collected for services rendered monthly.

39. Revised, see Pg. 57